Exhibit 99.1

Galmed Unveils Novel Pharmacodynamic Blood Markers for Aramchol, the Most Clinically Advanced SCD1 Inhibitor

●	Analysis of blood samples from patients treated with Aramchol in ARMOR (Ph3 MASH Study) provides new and important insights into the biochemical and physiological effects of the drug.

●	The pharmacodynamic signature associated with Aramchol treatment revealed a decrease in markers of chronic systemic inflammation, oxidative and cardiac stress, and atherosclerotic plaque pathogenesis.

●	Data also show a significant decrease in ANP (Atrial Natriuretic Peptide), a clinically validated marker for heart failure.

TEL AVIV, Israel, April 15, 2025 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company dedicated to developing novel treatments for liver, cardiometabolic, and gastrointestinal oncology indications, today announces the unveiling of novel pharmacodynamic (PD) blood markers for its lead compound, Aramchol, the industry’s most clinically advanced SCD1 inhibitor. These newly identified biomarkers shed fresh light on Aramchol’s potential far beyond its role in NASH (MASH) therapy—offering a deeper understanding of the drug candidate’s biochemical impact and presenting an exciting opportunity to enhance clinical decision-making and expand into additional disease areas.

In collaboration with Proteas Health, a leader in innovative protein biomarker and targeted assay development, Galmed has pinpointed plasma markers that track Aramchol’s therapeutic impact through cutting-edge proteomics and AI technologies. Specifically, a panel of 70 proteins expressed at Week 12 of Aramchol treatment (compared with baseline) was captured in the Company’s Phase 3 ARMOR MASH study. This panel forms an actionable, single blood-based pharmacodynamic signature to monitor and potentially predict patient response, encompassing both systemic and local (liver) effects.

Galmed’s analysis revealed that this signature aligns with reduced chronic systemic inflammation, oxidative stress, and atherosclerotic plaque pathogenesis—key drivers in cardiometabolic diseases. Significantly, the data also demonstrate a marked reduction in ANP (Atrial Natriuretic Peptide), widely recognized as an established clinical biomarker for heart failure and left ventricular dysfunction. Moreover, the findings indicate a stimulated expression of KDM4C, a protein known to play a role in repressing liver fibrosis. Altogether, these insights underscore Aramchol’s broad therapeutic relevance and create valuable opportunities for Galmed to expand its clinical pipeline and address additional cardiometabolic and potentially oncological indications.

Allen Baharaff, CEO of Galmed Pharmaceuticals commented: “The newly discovered markers showed significant expression in untreated patients at baseline and were reversed following treatment with Aramchol. These PD markers could serve as a liquid biopsy as an early indicator of Aramchol’s efficacy in clinical settings. Additionally, the observed significant effects on cardiometabolic biomarkers open future research avenues for Aramchol in CVD and related conditions”.

The collaboration with Proteas Health aims to translate these discoveries into a streamlined, cost-efficient, high-throughput assay that directly measures Aramchol’s unique PD signature. Such an assay, once validated, could bolster Galmed’s forthcoming clinical trials by further de-risking development and allowing clinicians to evaluate drug response in real time.

“Through this collaboration, Proteas Health and Galmed aim to develop a cost-effective, high-throughput assay targeting Aramchol’s unique pharmacodynamic signature. This assay could play a pivotal role in Galmed’s future clinical trials, accelerating the efforts to bring Aramchol to market” said Dr. Antigoni Manousopoulou, MD, PhD, Co-Founder and Chief Scientific Officer at Proteas Health. “By focusing on targeted pharmacodynamic biomarkers, Proteas Health is not just enhancing drug development Proteas Health ensuring therapies are tailored to achieve maximum benefit with minimal risk.”

These promising data underscore Galmed’s growing momentum: by combining innovative biomarker strategies with Aramchol’s safety and efficacy profile, the Company believes it is well-positioned to broaden its market reach and deliver significant value to patients and stakeholders alike. Given the global burden of cardiometabolic and fibro-inflammatory conditions, the ability to demonstrate and monitor Aramchol’s impact through a single blood test has the potential to transform future clinical development and create new horizons for commercialization.

About Galmed Pharmaceuticals Ltd.

Galmed Pharmaceuticals Ltd. is a biopharmaceutical company focused on the development of Aramchol. The Company has concentrated almost exclusively on advancing Aramchol for the treatment of liver disease and is currently pursuing development of Aramchol in oncological indications beyond NASH and fibrosis. As part of its growth strategy, Galmed is actively exploring opportunities to expand and diversify its product pipeline—particularly in cardiometabolic indications and other innovative product candidates aligned with the Company’s core drug-development expertise.

About Proteas Health

Proteas Health has pioneered a cutting-edge liquid biopsy platform technology to identify and analyze proteins as pharmacodynamic signatures of drug mechanisms in specific diseases. By enabling pharmaceutical companies to verify safety and efficacy profiles—including proof of mechanism—Proteas Health’s solutions are designed to reduce clinical trial risk and accelerate pathways to commercialization, making it an integral partner in modern drug development.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to our product development efforts, business, financial condition, results of operations, strategies or prospects, including the potential of the PD markers for Aramchol, as well as statements, other than historical facts, that address activities, events or developments that we intend, expect, project, believes or anticipate will or may occur in the future. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 2, 2025 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

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SOURCE Galmed Pharmaceuticals Ltd.

For further information: Investor and Media contact: Guy Nehemya,

Chief Operating Officer investor.relations@galmedpharma.com